Keefe, Bruyette & Woods

November 9, 2020

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Generations Bancorp NY, Inc.
Registration Statement on Form S-1 (Registration Number 333-248742)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Generations Bancorp NY, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 9:00 a.m. on November 12, 2020, or as soon thereafter as may be practicable.

KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Patricia A. McJoynt
Name: Patricia A. McJoynt
Title: Managing Director